UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

1

To Longleaf Shareholders

All three Longleaf Partners Funds had positive returns during the second quarter, a challenging period for many investors. Based on Dow Jones data, most countries’ stock markets declined in local currency terms. A few small emerging markets were in positive territory for the second quarter, and among developed nations, only Ireland (up 3.1%) and Germany (up 1.8%) delivered better than flat or negative returns. The Partners and Small-Cap Funds exceeded their benchmark indices over the last three and six months, achieving double-digit performance thus far in 2011. The International Fund was short of the EAFE Index whose gains came from the dollar’s weakness rather than from strength in underlying securities. For the last year all three Longleaf Funds have compounded at over twice our absolute annual goal of inflation plus 10%.

Cumulative Returns through June 30, 2011(1)

	Since IPO(1)	20 Year	Ten Year	Five Year	One Year	YTD	2Q

Partners Fund (4/8/87 IPO)	1263.9%	786.4%	62.9%	9.5%	32.0%	10.2%	1.3%

S&P 500 Index	686.9	433.6	30.8	15.6	30.7	6.0	0.1

Small-Cap Fund (2/21/89 IPO)	925.0	910.7	148.3	41.9	40.3	13.7	3.7

Russell 2000 Index	629.9	550.9	83.7	22.2	37.4	6.2	(1.6)

International Fund (10/26/98 IPO)	228.3	na	66.2	14.2	29.7	3.7	0.8

EAFE Index	76.4	na	73.4	7.6	30.4	5.0	1.6

Inflation plus 10%	(2)	967.5	222.1	77.5	13.7	na	na

(1)	During the inception year, the S&P 500 and the EAFE Index were available only at month-end; therefore the S&P 500 value at 3/31/87 and the EAFE value at 10/31/98 were used to calculate performance since IPO. All returns include reinvested dividends and distributions but not the deduction of taxes. Current performance may be lower or higher. Prior to 2010 the Partners and International Funds used currency hedging as an investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Call (800)445-9469 or go to www.southeasternasset.com for current performance information and www.southeasternasset.com/misc/prospectus.cfm for the Prospectus and Summary Prospectus, both of which should be read carefully before investing to learn about Fund investment objectives, risks, and expenses.

(2)	Inflation plus 10% since inception for the Partners, Small-Cap and International Funds was 1808.8%, 1395.5% and 352.4%, respectively.

    Average Annual Returns through June 30, 2011

	Since IPO(1)	20 Year	Ten Year	Five Year	One Year

Partners Fund (4/8/87 IPO)	11.4%	11.5%	5.0%	1.8%	32.0%

S&P 500 Index	8.9	8.7	2.7	2.9	30.7

Small-Cap Fund (2/21/89 IPO)	11.0	12.3	9.5	7.3	40.3

Russell 2000 Index	9.3	9.8	6.3	4.1	37.4

International Fund (10/26/98 IPO)	9.8	na	5.2	2.7	29.7

EAFE Index	4.6	na	5.7	1.5	30.4

2

The price-to-value ratio (P/V) has grown more attractive in each Fund for three reasons: 1) we have sold and trimmed more fully priced names, 2) we have bought and added to holdings that were trading below 60% of appraisal, and 3) the values of most companies have grown.
The second quarter exhibited investors’ temperamental nature aptly characterized by Peter Cundill, a highly regarded devotee of Ben Graham’s investment teachings. Peter, who was a good friend, died earlier this year. He started his Canadian investment firm the same year that Southeastern formed. We shared many similar views. The recent book about Peter, There’s Always Something to Do by Christopher Risso-Gill, quoted an early, insightful journal entry on page 8.

My primary objective is to make money for my clients and then to make my business profitable. I believe that the way to achieve this is through associating with truly competent people with unshakeable business integrity, to ensure strict financial controls, a culture of thoroughness, a measured capacity for action; i.e. no seat of the pants stuff and a spirit of humility and cohesive teamwork. What I am beginning to perceive is that investors tend to follow trends and fashion rather than taking the trouble to look for value. This must offer opportunity for the professional investment manager, as a result of the short term mispricing of securities.

Peter’s observation that investors are unwilling to do valuation work occurred before the development of 24/7 business networks and “always on” connectivity. Instantaneous reaction and speculation dominate stock swings today. In May and June sentiment dramatically changed with more speculation around slower global economic growth and Greek debt default. No significant new developments accompanied the confidence reversal. Market fluctuations are nothing new, but the speed and magnitude of the market’s mood change indicated a reactive rather than reflective environment. Equity funds, which had positive flows through April, experienced outflows every week in May and June, with significantly larger withdrawals in the final three weeks of the quarter. Conversely, bond fund flows peaked in May and were strong again in June. We saw similar movement among institutions as the pace of pension plan “de-risking” increased. The Advisors Sentiment report in Investors Intelligence measured the rapid and dramatic confidence swing. The 57% of advisors who were bulls in early April fell to 37% in mid-June, while fewer than 16% started as bears but grew to 28% over the same period. The difference between bulls and bears, therefore, went from over 41% to under 10% in fewer than three months.

These market observations did not impact our investment decisions, but they provide context for the opportunity change over the last three months. At the end of the first quarter we noted that few new companies met our qualifications and the cash in our portfolios would give us flexibility if markets declined. One of Southeastern’s advantages is our discipline of doing detailed business analysis and generating in-depth company appraisals. Armed with our long-term investment horizon and conservative appraisals, we capitalized on the short-term mispricing created by the market’s rapid reversal. By the end of June we had found five new qualifiers as well as added to nine existing holdings across the three Funds.

Even though returns in 2011 have been positive, the price-to-value ratio (P/V) has grown more attractive in each Fund for three reasons: 1) we have sold and trimmed more fully priced names, 2) we have bought and added to holdings that were trading below 60% of appraisal, and 3) the values of most companies have grown. We believe the Funds contain a great deal of compounding opportunity. Not only are they selling at a large discount to appraisal, but the high quality, competitively advantaged businesses we own and the capable corporate stewards running them should drive additional strong value growth for the foreseeable future.

July 15, 2011

The performance graphs that accompany most fund research show the manager’s relative performance. The single line represents the ratio of the manager’s total compound return to that of the benchmark. A rising line indicates outperformance, a falling line underperformance. If the line is above (below) one, the manager’s total compound return to that date is greater than (less than) the benchmark’s.
In mid-May, we spent a day in the offices of Southeastern Asset Management, the subadvisor to the Longleaf funds. We met with the entire research team, excepting only one member with whom we spoke earlier that week (Ken Siazon, co-portfolio manager of the International fund). The purpose of our site visit was to refresh our due diligence on the team and delve into the specifics of individual fund holdings with the analysts.
Looking at the broad opportunity set, Siazon says that most of the team’s newest ideas have come from overseas and not the United States. On the international front, Siazon tells us that although the number of international opportunities has not changed much from a year earlier, the composition of that opportunity set has changed. Last year he says some European companies looked like compelling buys as share prices were pummeled as a result of debt default fears in the “PIIGS” nations of Portugal, Italy, Ireland, Greece, and Spain. While there are still some attractive deals in Europe, he says that the Japanese earthquake and the resulting decline in Japanese security prices have created some new investment opportunities.
     One new purchase in the first quarter of 2011 was Nitori, a low-cost provider of inexpensive furniture (similar to IKEA) that primarily serves the domestic Japanese market. Siazon says that Nitori tends to do well when times are tough and that continues to prove true in this economic downturn as consumers continue to trade down in quality. Siazon is impressed with management as the founder, Akio Nitori, owns 28% of the company, so his incentives are very much aligned with those of shareholders. Additionally, Siazon likes the company’s profitability, as its return on capital is approximately 20%, while its cost of capital is closer to 6%. With profit margins around 16% and growing every year, Siazon explains that Nitori has taken advantage of inexpensive manufacturing in Asia outside of Japan, which has worked in the company’s favor, particularly as the yen has appreciated. Additionally, he says they have grown book-value per share by about 20% per year and there is still room for growth. Siazon says that while Nitori has the top market share with 11% or 12% of the market, there is still a lot of potential for share growth, particularly as the Japanese economy remains weak. At the time the company was purchased in the fund, the team estimated the company’s shares were selling at less than 60% of the company’s intrinsic value.
     Another recent addition to the international fund was HRT, an owner-operated oil & gas business in Brazil run by Marcio Mello. Regarding Mello, Siazon says, “He left Petrobras and during the financial crisis was able to secure a huge amount of leasehold area—basically two Denmarks—in Brazil.” According to Siazon, Mello was able to get the lease acreage because no one else was bidding on it, but he had to raise capital through an IPO in late 2010 to drill on that acreage. The team is impressed with Mello’s credentials, as he has proven very knowledgeable about Brazil’s oil and gas geology. But they also like that nearby acreage from Petrobras fields, approximately 10 kilometers away, has already proven to be very productive. Another attractive element is that

AdvisorIntelligence • July 2011	1

the acreage contains on-shore oil, which means that each well costs about $15 million to $20 million to drill as opposed to offshore wells, which cost approximately $80 million. In valuing the firm’s assets, Siazon says, “The upside optionality is so large on this thing that we’ve thought of it more as, what is our downside?” Looking at the firm’s assets on a “risked” basis, Siazon says they estimate how much oil is under the ground, then apply a probability weighting to that estimate. Until the company starts producing oil, the team is estimating that HRT will only extract 27% of the estimated oil reserves on the property. He believes that their valuation is conservative also because the risked assets they have valued are based on an analysis of only one-third of the leased acreage. With a lot of potential upside, Siazon summarizes the team’s analysis, saying, “We thought of [HRT] as limited downside and huge optionality. We believe this may be a $0.65 dollar with a really high chance of it being a $0.30 dollar.”
     Co-manager Staley Cates tells us that HRT was very beneficial to performance in the fourth quarter of 2010, but hurt performance in the first quarter of this year. Aside from the three major shareholders (including Southeastern Asset Management, MSD Capital, and Highfield), Cates tells us that this was a “big hedge-fund play” and that because it had become such a large over-weighting in some funds (around 30% or 40% of assets), the funds had to diversify away from HRT and sold some shares during the first quarter, which drove down the price. Cates says that Southeastern was buying more during the first quarter as the price came down because they are “wildly enthusiastic” about the company’s assets.
     We also got an update on U.S. oil & gas company Chesapeake, which Longleaf Partners fund has owned for years. Cates tells us that their appraisal of the business is growing “in leaps and bounds” because of the oil assets the firm started buying in 2010 that Cates says “went over with the biggest thud you could imagine.” He says that some investors thought those oil asset purchases indicated that management no longer liked the natural gas assets, which the company owns so much of. Other investors criticized management

2	AdvisorIntelligence • July 2011

Longleaf Partners
Top 10 Holdings
(3/31/11)

Chesapeake Energy	9.2%
Dell	7.7%
DIRECTV	7.3%
Aon Corporation	5.9%
News Corp	5.3%
Travelers Companies	4.8%
The Bank of New York Mellon	4.6%
Yum! Brands	4.5%
Loews	4.5%
Liberty Media Interactive	4.2%
Total	58.0%
Longleaf Partners
Top Five Sectors
(3/31/11)

Consumer Discretionary	25.2%
Financials	24.9%
Energy	12.1%
Information Technology	7.7%
Industrials	6.6%
Total	76.5%
for continuing to acquire assets and thought the purchases were too expensive. While the Longleaf team is more positive than the market is on the long-term relevance of the company’s natural-gas assets, Cates believes they are conservative in their valuation work because they don’t give the company credit for anything but cost in their appraisals until a more concrete data point comes through. For example, he says that Chesapeake did a joint venture with a Chinese entity where they leased property out at $5,000 an acre compared to the $1,000 per acre they paid for it. In the team’s analysis, they valued that property at cost until the new lease price came through. At that point, they updated their valuation. “Our appraisal keeps building as they pay $1 and then [joint venture] it out for $5,” Cates explains. “That’s why Chesapeake is double-weighted [in the fund] and that’s why it’s up a lot and we’re not trimming it.” The team estimates that the stock is trading for less than 60% of the company’s intrinsic value.
Longleaf Small-Cap
Top 10 Holdings
(3/31/11)

tw telecom	7.4%
Texas Industries	6.1%
Service Corp International	5.9%
Fairfax Financial Holdings	5.5%
Fair Isaac	5.3%
DineEquity	5.0%
Wendy’s/Arby’s	4.6%
Dillard’s	4.5%
Markel Corporation	4.4%
Worthington Industries	4.2%
Total	52.9%
Longleaf Small-Cap
Top Five Sectors
(3/31/11)

Consumer Discretionary	32.4%
Financials	22.8%
Materials	18.0%
Telecommunication Services	11.6%
Information Technology	5.7%
Total	90.5%
     Analyst Ross Glotzbach adds that “non-earning, unflowing resources” are what make the company cheap. He says that it is analogous to a real estate company that generates high cash-flow yields off of rental properties, but also owns an empty parcel next to that rental property. He says that a REIT investor would pay for that rental income yield, but not the empty parcel. “Chesapeake has a lot of empty parcels, in that they were one of the prime movers in terms of securing all this acreage on which oil and gas can be drilled. And it’s not showing up on earnings today, but it will in the future,” as Chesapeake either drills the property on its own or continues to do joint ventures.
Longleaf International
Top 10 Holdings
(3/31/11)

ACS Actividades	9.8%
NKSJ Holdings	7.6%
Fairfax Financial Holdings	7.4%
HRT	7.1%
Accor	5.1%
Cheung Kong	5.0%
Willis	4.9%
Yum! Brands	4.8%
Carrefour	4.7%
Dell	4.2%
Total	60.6%
Longleaf International
Top Five Sectors
(3/31/11)

Financials	30.7%
Industrials	20.4%
Consumer Discretionary	12.8%
Consumer Staples	11.1%
Energy	7.6%
Total	82.6%
Longleaf International
Top Five Countries
(3/31/11)

Japan	17.8%
France	13.9%
Spain	11.9%
United States	9.3%
Ireland	8.0%
Total	60.9%
     Glotzbach explains the advantage of the company’s asset purchases and joint ventures. He says the company will buy half a million or a million acres for $1,000 or so an acre. “It’s a lot of money and a lot of companies can’t write that check,” he says. Since there is so much oil and gas underneath the acreage, he says that companies all over the world want to partner with Chesapeake for two reasons: they have good energy exposure without having to drill offshore, and they get Chesapeake’s knowledge about horizontal drilling. So, Chesapeake will sell a 20% or 30% stake in the fields at prices that are often 5x— 10x what they paid and then take that cash and use it to turn the nonproducing assets (which the market doesn’t value very much) into producing assets that the market will reward them for. “So, over time it’s recycling this money into things that will make more EBITDA, which the market likes,” Glotzbach says. “That’s how the [price/value] gap will close.”

AdvisorIntelligence • July 2011	3

Litman/Gregory Opinion
     For the year to date through June 30, 2011, the Longleaf funds have performed better than their respective benchmarks. Longleaf Partners is up 10.2% compared to the iShares Russell 1000 Value 5.8% gain and Longleaf Partners Small Cap is up 13.7% compared to 3.7% for the iShares Russell 2000 Value for 2011; both funds have outperformed their respective benchmarks over longer-term trailing time periods. Longleaf Partners International is up 3.7% year to date compared to 0.3% for the MSCI All Countries World ex-US Value; its longer-term performance versus the index is also compelling. It is important to note that trailing returns do not tell the full story of the performance of these funds, as they tend to go through large performance swings relative to the benchmarks as we have seen over the last several calendar years. Our high opinion of the funds is based on our conviction that they will continue to outperform their benchmarks over most long-term periods.
     Shareholders should remember that this is a characteristic of concentrated investing and there will also be periods where it reverses. These concentrated funds can be very volatile, but that does not impact our strongly positive view of them. Despite the volatility in both absolute and relative performance, our opinion of the Southeastern team remains very high. It is clear to us that the portfolio managers on the funds are supported by a very skilled group of analysts/portfolio managers, which has grown over the last few years. The

Performance Table
		Calendar-Year Returns					Trailing Returns*
	YTD thru										Since Start
	6/30/11	2010	2009	2008	2007	2006	1-Yr	3-Yr	5-Yr	10-Yr	of Record
Longleaf Partners	10.2%	17.9%	53.6%	-50.6%	-0.4%	21.6%	25.2%	0.2%	2.0%	5.3%	13.6%
iShares Russell 1000 Value Index	5.8%	15.3%	19.6%	-36.8%	-0.3%	22.0%	24.0%	-0.5%	1.6%	3.8%	11.7%
Longleaf Partners Small Cap	13.7%	22.3%	49.3%	-43.9%	2.8%	22.3%	29.1%	6.6%	7.3%	9.7%	12.2%
iShares Russell 2000 Value Index	3.7%	24.3%	20.4%	-28.7%	-9.9%	23.2%	22.7%	4.4%	2.9%	8.0%	11.5%
Longleaf Partners International	3.7%	13.7%	23.2%	-39.6%	15.3%	17.1%	26.5%	-2.9%	2.4%	5.3%	9.7%
MSCI AC World ex US Value	0.3%	5.1%	35.1%	-40.4%	4.7%	21.2%	12.2%	-2.7%	1.0%	3.8%	6.1%

*	Compound annual returns through 5/31/11.
Longleaf Partners, start of record Jul-80. Prior to the fund’s Jul-87 inception, we use the manager’s separate account record.
Longleaf Partners Small Cap, start of record Apr-91.
Longleaf Partners International, start of record Nov-98.
Important Disclosure Information
     Average annual total returns for each of the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year periods ended June 30, 2011 are as follows: Longleaf Partners Fund, 32.04%, 1.84%, 5.00%; S&P 500 Index, 30.69%, 2.94%, 2.72%; Longleaf Partners Small-Cap Fund, 40.27%, 7.25%, 9.52%; Russell 2000 Index, 37.41%, 4.08%, 6.27%; Longleaf Partners International Fund, 29.68%, 2.69%, 5.21%; EAFE Index, 30.36%, 1.48%, 5.66%. Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call (800) 445-9469 or view the Advisor’s website, www.southeasternasset.com, for the most recent performance information or www.southeasternasset.com/misc/prospectus.cfm for a current copy of the Funds’ Prospectus and Summary Prospectus, both of which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Southeastern’s Code of Ethics requires employees to limit their public equity investments to the Longleaf Partners Funds unless granted an exception.

4	AdvisorIntelligence • July 2011

growth in the investment team seems to have been well managed. It appears that there are minimal distractions from their research responsibilities. Therefore, we believe this larger team should ultimately benefit shareholders as the analysts’ diverse backgrounds and areas of relative expertise will likely result in better insights and more potential ideas for the portfolios at a given time. Furthermore, Southeastern has hired several junior analysts to assist the team with maintenance research, which should free the senior analysts to spend more time evaluating potential investments.
     The depth of the team’s research is impressive and clearly among the best of the firms we know, and their well-executed and highly disciplined approach has proven successful over the very long term. The team puts a great deal of thought into its decisions, and few actions are taken without significant deliberation. We are also significantly encouraged by the team’s commitment to the Southeastern investment strategy—all Southeastern employees are required to invest only in Longleaf funds. This gives analysts strong incentive to act in shareholders’ collective interest, since they are among the largest shareholders themselves. The emphasis is not on individual accomplishments, but on making the best decisions for the shareholders, as evidenced by the structure of the analysts’ incentive compensation. This requires setting aside ego, being intellectually honest, and seeking input from other team members.
     Longleaf Partners and Small Cap funds’ very reasonable expense ratios are also a plus. The International fund’s expense ratio has been reduced to 1.37%. We have noted in the past that Southeastern’s large asset base is a potential negative, specifically for Longleaf Partners and Small Cap. Again, we believe the firm strives to act in its shareholders’ best interests. The firm’s assets are approximately $37 billion. There have been times when this large asset base worked against them. We have discussed this subject with them many times over the years. Small Cap is closed and Longleaf Partners has been closed in the past, although it is currently open to new shareholders.
     An upside to this large asset base is that Southeastern is able to engage in various forms of shareholder activism if something goes awry with one of the funds’ investments, effectively giving them more control over their own destiny than would otherwise be the case. While the team clearly prefers to invest in businesses with strong management teams where activism is not needed, they have made mistakes, and having the skill and clout to engage in shareholder activism represents a competitive advantage in such instances. We have also seen with the recent purchase of HRT that the firm’s large asset base can enable them to participate in unique funding or investment opportunities that firms with smaller asset bases and a less developed network of contacts may not have access to.
     For long-term investors who can truly withstand the volatile nature of concentrated value investing, we rate all three Longleaf funds as Highly Recommended in their respective categories.
—Melissa Wedel, CFA
Contact & Purchase Information
Phone: (800) 445-9469
Web Address: http://www.southeasternasset.com

Fund	Min. Initial	Availability†	Expenses
Retail (LLPFX)	$10,000	S, A, F	0.90%
Retail (LLSCX)	Closed	Closed	0.92%
Retail (LLINX)	$10,000	S, A, F	1.38%

†	Certain restrictions may apply. Please check with your broker/dealer for details.
Reprinted with permission from Litman/Gregory’s AdvisorIntelligence, July 2011
The Litman/Gregory companies are recognized for their institutional-caliber approach to manager due diligence and asset class research. Our research team of 10 seasoned professionals is dedicated to this research as well as to constructing portfolios. Litman/Gregory Asset Management, LLC, provides asset management, manager selection, and asset allocation services to high-net-worth individuals and institutions. In addition to the advisory business, advisors can access our in-depth research and manager selection expertise in a number of ways including our five proprietary multi-manager, no-load equity mutual funds; our Managed Portfolios, which allow advisors to outsource their investment strategy to Litman/Gregory; and our research, portfolios, and communications we use in our own practice through AdvisorIntelligence.com. For further information, visit www.litmangregory.com.

AdvisorIntelligence • July 2011	5